UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 14, 2010
This Report on Form 6-K shall be incorporated by reference in the automatic shelf Registration Statement on Form F-3 of AngloGold Ashanti Limited,
AngloGold Ashanti Holdings plc and AngloGold Ashanti Holdings Finance plc (File No. 333-161634) as amended and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

EXPLANATORY NOTE
SIGNATURES

EXPLANATORY NOTE
This Form 6-K/A amends the Form 6-K dated July 28, 2010 and enclosing unaudited consolidated financial statements as of March 31, 2010 and December 31, 2009 and for each of the three month periods ended March 31, 2010 and 2009, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations, which is not intended to be and by this amendment is not incorporated by reference in the registration statements on Forms F-3 or S-8 identified on the cover page thereof.
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information presented in the Form 6-K dated July 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 14, 2010	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary

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